SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 9)


                        Westin Hotels Limited Partnership
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Units of Limited Partnership Interests
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   960 377 109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Michael J. Frey
                            c/o Kalmia Investors, LLC
                         601 Carlson Parkway, Suite 200
                              Minnetonka, MN 55305

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 25, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 960377109
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Kalmia Investors, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

          WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

          0

8.   SHARED VOTING POWER

          38,485

9.   SOLE DISPOSITIVE POWER

          0

10.  SHARED DISPOSITIVE POWER

          38,485

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          38,485

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          28.4%

14.  TYPE OF REPORTING PERSON*

CUSIP No. 960377109
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Merced Partners Limited Partnership

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

          AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

          0

8.   SHARED VOTING POWER

          38,485

9.   SOLE DISPOSITIVE POWER

          0

10.  SHARED DISPOSITIVE POWER

          38,485

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          38,485

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          28.4%

14.  TYPE OF REPORTING PERSON*

          PN

CUSIP No. 960377109
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Smithtown Bay, LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [ ]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS

          AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

          0

8.   SHARED VOTING POWER

          38,485

9.   SOLE DISPOSITIVE POWER

          0

10.  SHARED DISPOSITIVE POWER

          38,485

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          38,485

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          28.4%

14.  TYPE OF REPORTING PERSON

CUSIP No. 960377109
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Global Capital Management, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [ ]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS

          AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

          0

8.   SHARED VOTING POWER

          38,485

9.   SOLE DISPOSITIVE POWER

          0

10.  SHARED DISPOSITIVE POWER

          38,485

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          38,485

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          28.4%

14.  TYPE OF REPORTING PERSON

CUSIP No. 960377109
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Michael J. Frey

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS

          AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

          0

8.   SHARED VOTING POWER

          38,485

9.   SOLE DISPOSITIVE POWER

          0

10.  SHARED DISPOSITIVE POWER

          38,485

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          38,485

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          28.4%

14.  TYPE OF REPORTING PERSON

          IN

CUSIP No. 960377109
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          John D. Brandenborg


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS

          AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

          0

8.   SHARED VOTING POWER

          38,485

9.   SOLE DISPOSITIVE POWER

          0

10.  SHARED DISPOSITIVE POWER

          38,485

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          38,485

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          28.4%

14.  TYPE OF REPORTING PERSON

          IN

CUSIP No. 960377109
          ---------------------

--------------------------------------------------------------------------------
Item 1.   Security and Issuer.

          The class of equity security to which Amendment No. 9 to Schedule 13D ("Schedule") relates is the unit of limited partnership interest ("Unit") in Westin Hotels Limited Partnership, a Delaware limited partnership (the "Issuer"). The address of the principal executive offices of the Issuer is 1111 Westchester Avenue, White Plains, NY 10604.

--------------------------------------------------------------------------------
Item 2.   Identity and Background.

          In addition to the information set forth below, the information relating to the Reporting Persons (as defined below) set forth in the cover pages of this Schedule is incorporated by reference in Item 2.

          This Schedule is being filed on behalf of Kalmia Investors, LLC ("Kalmia"), Smithtown Bay, LLC ("Smithtown"), Merced Partners Limited Partnership ("Merced"), Global Capital Management, Inc. ("GCM"), Michael J. Frey and John D. Brandenborg (collectively, the "Reporting Persons"). Smithtown is the manager of Kalmia. GCM is the manager of Smithtown. Merced is the sole owner of all of the members of Kalmia, including its manager Smithtown. Mr. Frey and Mr. Brandenborg are the sole officers and directors of Global Capital Management, Inc. The Reporting Persons affirmatively disclaim being a "group" for purposes of Section 16 of the Securities Exchange Act of 1934, as amended. The business address of the Reporting Persons is 601 Carlson Parkway, Suite 200, Minnetonka, MN 55305.

          The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.   Source and Amount of Funds or Other Consideration.

          The total amount of funds required by Kalmia to purchase the 3,041 Units to which this Schedule relates (as further described in Item 6 below) was $2,440,432.91. Kalmia used its cash on hand to purchase the Units, and did not use any borrowed funds.

--------------------------------------------------------------------------------
Item 4.   Purpose of Transaction.

          The Units held by the Reporting Persons were acquired as a speculative investment based upon its belief that the Units represent an attractive investment at the price offered. The purpose of the acquiring the Units held by the Reporting Persons is to allow the Reporting Persons to benefit from any one combination of the following: (i) any cash distributions from Issuer operations in the ordinary course of business; (ii) distributions of net proceeds from a liquidation, if any; (iii) a refinancing of the Issuer or any of its properties;
(iv) cash that the Issuer may retain or distribute as a result of a redemption of Units; (v) sale of the Units; and (vi) any other claims that the Issuer may have.

          The Reporting Persons intend in the future to call for a vote by the Unitholders to (1) remove the present general partner of the Issuer and replace it with a new, independent general partner, and (2) instruct the new, independent general partner to auction the Westin Michigan Hotel and conduct an orderly liquidation of the Issuer.

          The Reporting Persons reserve the right to acquire additional Units of the Issuer in the future on terms, including price, that are the same or that are different from the terms upon which the Units currently held by the Reporting Persons were acquired. Such additional acquisitions may be made through private purchases, through one or more future tender offers, or by any other means.

--------------------------------------------------------------------------------
Item 5.   Interest in Securities of the Issuer.

          (a) This Schedule reports an increase in beneficial ownership of Units of 3,041 Units (as further described in Item 6 below). As of May 25, 2004, the Reporting Persons may be deemed to be the beneficial owners of 38,485 Units, or 28.4% of the outstanding Units of the Issuer.

          (b) Each of the Reporting Persons has: (i) sole power to vote or to direct the vote of 0 Units; (ii) shared power to vote or direct the vote of 38,485 Units; (iii) sole power to dispose or to direct the disposition of 0 Units; and (iv) shared power to dispose or direct the disposition of 38,485 Units.

          (c) Except for the transaction described Item 6 below, the Reporting Persons have not effected any other transactions with respect to the Units since May 24, 2004, the date to which the last Schedule 13D filed by the Reporting Persons relates.

          (d) To the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Units reported by this statement.

          (e) N/A

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Purchase Agreement
------------------

          Kalmia entered into a Purchase Agreement, dated May 25, 2004, with MP DeWaay Fund, LLC, MP Falcon Fund, LLC, MP Income Fund 16, LLC, MP Income Fund 18, LLC, MP Value Fund 8, LLC, MacKenzie Fund VI, MacKenzie Patterson Special Fund 3, LP, MacKenzie Patterson Special Fund 4, LLC, MacKenzie Patterson Special Fund 5, LLC, MacKenzie Patterson Special Fund 6, LLC, Moraga DeWaay Fund, LLC (each a "Seller" and collectively, the "Sellers"), pursuant to which Kalmia purchased from the Sellers an aggregate of 3,041 Units at a purchase price of $802.51 per Unit (an aggregate purchase price of $2,440,432.91). Under the terms of the Purchase Agreement, the parties agreed that, among other things, (a) the $50.00 transfer fee per transferring Seller charged by the Issuer would be borne by Kalmia, (b) each Seller would appoint Kalmia as its true and lawful agent, proxy and attorney-in-fact with respect to the Units with full power of substitution, (c) Kalmia would be entitled to any distribution made or declared by the Issuer to a Seller with respect to the Units on or after March 31, 2004, and (d) each Seller would withdraw as a limited partner of the Issuer as to the Units as of March 31, 2004, and would cause the general partner of Issuer to transfer the Units sold by it on the records of Issuer to the name of Kalmia.

          The foregoing description of the Purchase Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Purchase Agreement, which is incorporated herein by reference. The Purchase Agreement is filed as Exhibit 2 hereto.

Pledge Agreement and Security Agreement
---------------------------------------

          In connection with the purchase and sale of Units under the Purchase Agreement, the Sellers and Kalmia entered into a Pledge Agreement, dated as of May 25, 2004 (the "Pledge Agreement"), and a Security Agreement, dated as of May 25, 2004 (the "Security Agreement"). Pursuant to the Pledge Agreement and the Security Agreement, each Seller pledged to Kalmia, as security for the Secured Obligations, a security interest in all of such Seller's right, title and interest in and to the Collateral (as defined below) in order to create in favor of Kalmia a valid and perfected security interest in the Collateral.

          "Collateral," with respect to a Seller, is defined to mean all of such Seller's respective rights, title and interest in and to the Units such Seller is selling to Kalmia pursuant to the Purchase Agreement, all security entitlements thereof, together with all additions thereto, replacements thereof and substitutions therefor, all payments of dividends, cash and other property received or distributed after March 31, 2004, in respect of or in exchange for or upon the conversion thereof, all rights and privileges of such Seller with respect thereto, and all proceeds thereof.

          "Secured Obligations" is defined to mean the obligations of each Seller under the Purchase Agreement, including the obligation to cause the general partner of Issuer to transfer the Units to the name of Kalmia and registration of the Units in the name of Kalmia on the books of Issuer. The foregoing descriptions of the Pledge Agreement and the Security Agreement are not intended to be complete and are qualified in their entirety by the complete text of the Pledge Agreement and the Security Agreement, respectively, which are incorporated herein by reference. The Pledge Agreement and the Security Agreement are filed as Exhibits 3 and 4 hereto, respectively. As of the date to which this Schedule relates, except as set forth above or incorporated herein by reference, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Issuer.

--------------------------------------------------------------------------------
Item 7.   Material to be filed as Exhibits.

          1.   Agreement between Reporting Persons.

          2. Purchase Agreement, dated as of May 25, 2004, among the Sellers and Kalmia.

          3. Pledge Agreement, dated as of May 25, 2004, between the Sellers and Kalmia.

          4. Security Agreement, dated as of May 25, 2004, between the Sellers and Kalmia.

--------------------------------------------------------------------------------

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       May 27, 2004
                                       -----------------------------------------
                                                          (Date)

KALMIA INVESTORS, LLC***

By:  Smithtown Bay, LLC
     Its Manager

By:  Global Capital Management, Inc.
     Its Manager

By:  /s/ Michael J. Frey
     ------------------------------
     Name: Michael J. Frey
     Title: Chief Executive Officer


SMITHTOWN BAY, LLC***

By:  Global Capital Management, Inc.
     Its Manager

By:  /s/ Michael J. Frey
     ------------------------------
     Name: Michael J. Frey
     Title: Chief Executive Officer


MERCED PARTNERS LIMITED PARTNERSHIP***

By:  Global Capital Management, Inc.
     Its  General Partner

By:  /s/ Michael J. Frey
     ------------------------------
     Name: Michael J. Frey
     Title: Chief Executive Officer


GLOBAL CAPITAL MANAGEMENT, INC.***

By:  /s/ Michael J. Frey
     ------------------------------
     Name: Michael J. Frey
     Title: Chief Executive Officer


MICHAEL J. FREY***

     /s/ Michael J. Frey
     ------------------------------


JOHN J. BRANDENBORG***

     /s/ John D. Brandenborg
     ------------------------------


*** Each of the Reporting Persons disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein.

                                                                       Exhibit 1

                                    Agreement

          Each of the undersigned agree that this Amendment No. 9 to Schedule 13D dated May 27, 2004 relating to the limited partnership interests of Westin Hotels Limited Partnership is being filed on behalf of the undersigned.


KALMIA INVESTORS, LLC

By:  Smithtown Bay, LLC
     Its Manager

By:  Global Capital Management, Inc.
     Its Manager

By:  /s/ Michael J. Frey
     ------------------------------
     Name: Michael J. Frey
     Title: Chief Executive Officer


SMITHTOWN BAY, LLC

By:  Global Capital Management, Inc.
     Its Manager

By:  /s/ Michael J. Frey
     ------------------------------
     Name: Michael J. Frey
     Title: Chief Executive Officer


MERCED PARTNERS LIMITED PARTNERSHIP

By:  Global Capital Management, Inc.
     Its  General Partner

By:  /s/ Michael J. Frey
     ------------------------------
     Name: Michael J. Frey
     Title: Chief Executive Officer


GLOBAL CAPITAL MANAGEMENT, INC.

By:  /s/ Michael J. Frey
     ------------------------------
     Name: Michael J. Frey
     Title: Chief Executive Officer


MICHAEL J. FREY

     /s/ Michael J. Frey
     ------------------------------


JOHN J. BRANDENBORG

     /s/ John D. Brandenborg
     ------------------------------

21919.0001 #489385v2

                                                                       Exhibit 2


                               PURCHASE AGREEMENT
                                       FOR
                    UNITS OF LIMITED PARTNERSHIP INTEREST IN
                        WESTIN HOTELS LIMITED PARTNERSHIP




          PURCHASE AGREEMENT, dated as of May 25, 2004, by and among, MP
DeWaay Fund, LLC, MP Falcon Fund, LLC, MP Income Fund 16, LLC, MP Income Fund 18, LLC, MP Value Fund 8, LLC, MacKenzie Fund VI, MacKenzie Patterson Special Fund 3, LP, MacKenzie Patterson Special Fund 4, LLC, MacKenzie Patterson Special Fund 5, LLC, MacKenzie Patterson Special Fund 6, LLC, Moraga DeWaay Fund, LLC, (each a "Seller" and collectively, the "Sellers"), and Kalmia Investors, LLC, a Delaware limited liability company (the "Purchaser").

          WHEREAS, the Sellers have heretofore acquired 3,041 units of limited partnership interest (the "Units") in Westin Hotels Limited Partnership, a Delaware corporation (the "Partnership");

          WHEREAS, the Sellers desire to sell the Units to the Purchaser, and the Purchaser desires to purchase the Units, subject to the terms and conditions set forth herein; and

          WHEREAS, in connection with this Purchase Agreement and the transaction contemplated herein, the Purchaser and the Sellers are simultaneously entering into a Security Agreement, dated as of the date hereof, and Pledge Agreement, dated as of the date hereof (collectively, the "Related Agreements").

          NOW, THEREFORE, in consideration of the mutual covenants herein contained, and for such other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

                                    ARTICLE I

                           PURCHASE AND SALE OF UNITS

          1.1. Sale of Units. Upon the terms and subject to the conditions of this Purchase Agreement, each of the Sellers hereby transfers and assigns to the Purchaser, and the Purchaser hereby purchases from each of the Sellers for valuable consideration as described in Section 1.2 below, all of the Seller's right, title and interest in and to the number of Units set forth on the Signature Page hereto, including, without limitation, all rights in, and claims to, any Partnership profits and losses, cash distributions, voting rights and other benefits of any nature whatsoever, distributable or allocable to such Units under the partnership agreement of the Partnership, and any rights attributable to claims, damages, recoveries, including recoveries from class action lawsuits, and causes of action accruing to the ownership of such Units.

          1.2 Purchase Price; Payment in Full. The purchase price for the Units shall be in an amount equal to U.S.$802.51 for each Unit totaling U.S.$2,440,432.91 (the "Purchase Price") payable to each Seller in accordance with the Signature Page hereto. Payment by the Purchaser to the Sellers of the Purchase Price shall be made simultaneously with the execution of this Purchase Agreement and shall represent payment in full of all amounts due by Purchaser under this Purchase Agreement and the Related Agreements.

          1.3 Transfer Fees. The Purchaser agrees that the $50.00 transfer fee per transferring limited partner of the Partnership charged by the Partnership will be borne by the Purchaser. Each Seller individually and not jointly agrees, and Purchaser agrees, that the taxable income and taxable loss attributable to the transferred Units with respect to the taxable period in which the transfer occurs shall be divided between and allocated between the respective Seller and Purchaser as provided in the partnership agreement of the Partnership.


                                   ARTICLE II

                            AGREEMENTS OF THE SELLERS


          Each of the Sellers, jointly and severally with each of the other Sellers, agrees with the Purchaser, as of the date hereof, as follows:

          2.1 Proxy and Attorney-in-Fact. Each of the Sellers hereby irrevocably constitutes and appoints Purchaser as its true and lawful agent, proxy and attorney-in-fact with respect to the Units with full power of substitution. This proxy and power of attorney is an irrevocable power, coupled with an interest of each of the Sellers to Purchaser, to (i) execute, swear to, acknowledge, and file any document relating to the transfer of the ownership of the Units on the books of the Partnership that are maintained with respect to the Units and on the Partnership's books maintained by the general partner of the Partnership (the "General Partner"), or amend the books and records of the Partnership as necessary or appropriate for the withdrawal of each of the Sellers as a limited partner of the Partnership; (ii) vote or act in such manner as the Purchaser shall, in its sole discretion, deem proper with respect to the Units; (iii) deliver the Units and transfer ownership of the Units on the books of the Partnership that are maintained with respect to the Units and on the Partnership's books, maintained by the General Partner; (iv) endorse on each of the Sellers' behalf any and all payments received by Purchaser from the Partnership for any period on or after March 31, 2004, which are made payable to any of the Sellers, in favor of Purchaser; (v) execute on each of the Sellers' behalf, any applications for transfer and any distribution allocation agreements required by the National Association of Securities Dealers, Inc.'s Notice to Members 96-14 to give effect to and in a manner consistent with the transaction contemplated by this Purchase Agreement; and (vi) receive all benefits and distributions and amend the books and records of the Partnership, including each of the Sellers' address and record, to direct distributions to Purchaser as of March 31, 2004, and otherwise exercise all rights of beneficial owner of the Units. The Purchaser shall not be required to post bond of any nature in connection with this power of attorney.

          2.2 Partnership Distributions. The Purchaser will be entitled to any distribution of cash, or any other distribution of value whatsoever is made or declared by the Partnership to any of the Sellers on or after March 31, 2004 ("Distributions"), with respect to the Units. Each Seller will promptly pay over and deliver to the Purchaser all Distributions made with respect to the Units which any of the Sellers may receive.

          2.3 Partnership Correspondence. Each of the Sellers shall promptly deliver to the Purchaser all correspondence from the Partnership with respect to the Units which such Seller may receive after the date of this Agreement.

          2.4 Withdrawal from the Partnership; Instructions to the General Partner. Each of the Sellers desires to withdraw as a limited partner of the Partnership as to the Units as of March 31, 2004 and shall cause the General Partner to transfer the Units sold by it on the records of the Partnership to the name of the Purchaser as of a date no earlier than March 31, 2004 in accordance with the terms of the partnership agreement of the Partnership. Upon execution of this Purchase Agreement, each of the Sellers will deliver to the General Partner a signed copy of the letter attached hereto as Exhibit A.

          2.5 Further Assurance. Each of the Sellers shall take all additional measures which may be necessary or desirable to enforce the rights of the Purchasers under this Purchase Agreement and effectuate the transfer of the ownership of the Units to the Purchaser.

          2.6 Maintaining Net Worth; Solvency. Each of the Sellers will maintain an aggregate net worth which exceeds the Purchase Price for the Units sold by it pursuant to this transaction until the Partnership has amended the books and records of the Partnership to reflect the admission of the Purchaser as substitute limited partner with respect to the Units.

          2.7 Incurring Debt. None of the Sellers shall incur any indebtedness for borrowed money until the Partnership has amended the books and records of the Partnership to reflect the admission of the Purchaser as substitute limited partner with respect to the Units.

          2.8 Indemnification. Each of the Sellers shall hold the Purchaser harmless from any losses (including reasonable attorney's fees) or diminution in value of the Units resulting from any violation of or misrepresentation with respect to any representation, warranty, agreement or covenant contained in this Purchase Agreement or the Related Agreements, the imposition of any intervening claims against any of the Sellers, or the bankruptcy or insolvency of any of the Sellers.


                                   ARTICLE III

                  REPRESENTATIONS AND WARRANTIES OF THE SELLERS

          Each of the Sellers, jointly and severally with each of the other Sellers, represents and warrants to the Purchaser, as of the date hereof, as follows:

          3.1 Capacity; Authority; Validity. Each of the Sellers has all necessary capacity, power and authority to enter into this Purchase Agreement and to perform all the obligations to be performed by each of the Sellers hereunder; this Purchase Agreement and the consummation by each of the Sellers of the transactions contemplated hereby has been duly and validly authorized by all necessary action of each of the Sellers; this Purchase Agreement has been duly executed and delivered by each of the Sellers; and assuming the due execution and delivery of this Purchase Agreement by the Purchaser, this Purchase Agreement constitutes the legal, valid and binding obligation of each of the Sellers enforceable against each of the Sellers in accordance with its terms except as such enforcement may be limited by bankruptcy, insolvency, moratorium, reorganization and other similar laws relating to or affecting the enforcement of creditors' rights generally.

          3.2 Title to Units. Each of the Sellers owns the number of Units set forth by its name on the signature page hereto, and has full power and authority to validly sell, assign, transfer, convey, and deliver to the Purchaser the Units, and upon the sale of the Units by such Seller, the Purchaser will acquire good, marketable and unencumbered title thereto, free and clear of all options, liens, restrictions, charges, encumbrances, conditional sales agreements, or other obligations relating to the sale or transfer thereof, and the Units will not be subject to any adverse claim. Other than pursuant to this Purchase Agreement and the Related Agreements, none of the Sellers shall sell, assign, or otherwise transfer all or any portion of its right, title and interest in and to the Units, or create, incur, assume or permit to exist any lien, pledge, claim, security interest, encumbrance or charge of any kind on the Units.

          3.3 No Violation of Law or Agreement. Neither the execution and delivery of this Purchase Agreement or any of agreements executed in connection with this Purchase Agreement by any of the Sellers, nor the consummation of the transactions contemplated hereby by such Seller, will violate any judgment, order, writ, decree, law, rule or regulation or agreement applicable to any of the Sellers or create any lien, pledge, claim, security interest, encumbrance or charge of any kind over the Units other than in favor of the Purchaser.

          3.4 No Litigation or Claims. There are no outstanding litigations, claims, judgments, decrees, orders awards, stipulations, or injunctions against any of the Sellers, or with respect to the Units, or to the knowledge of any of the Sellers, are there any bases therefor, except for such litigations, claims, judgments, decrees, orders, awards, stipulations, or injunctions that would not have a material adverse effect on the respective Seller who is the subject of such litigations, claims, judgments, decrees, orders awards, stipulations, or injunctions, or the Units sold hereby.

          3.5 Net worth; Solvency; Indebtedness. The individual net worth of each of the Sellers exceeds the Purchase Price of the Units sold by such Seller hereunder. Each of the Sellers is solvent and will not be rendered insolvent as a result the transfer and sale of the Units. None of the Sellers currently does not have indebtedness for borrowed money.

          3.6 Fair Value. Each of the Sellers acknowledges that the sale of the Units by the Sellers pursuant to this Agreement does not constitute a fraudulent transfer under bankruptcy, insolvency, moratorium, reorganization and other similar laws relating to or affecting the enforcement of creditors' rights generally and that the Purchase Price to be received by each of the Sellers constitutes fair value for the Units sold by such Seller.

          3.7 Financial Information. Each of the Sellers hereby represents that the financial disclosure provided to the Purchaser by each of the Sellers as to each of the Sellers' financial condition is true and accurate except for such errors or omissions that are not materially adverse.

          3.8 Non-Affiliate Status. None of the Sellers an "affiliate" of the Partnership, as such term is used in Rule 144 under the Securities Act of 1933, as amended.


                                   ARTICLE IV

                                  MISCELLANEOUS

            4.1 Notices. All notices and other communications by the Sellers or the Purchaser hereunder shall be in writing to the other parties and shall be deemed to have been duly given when delivered in person or by an overnight courier service, or sent via facsimile and verification received, or when posted by the United States postal service, registered or certified mail, return receipt requested with postage prepaid, at the address as follows or to such other addresses as a party may from time to time designate to the other party by written notice thereof, effective only upon actual receipt:

                        If to the Sellers:

                                               MacKenzie Patterson Fuller, Inc.
                                               Attn: Christine Simpson
                                               1640 School Street
                                               Moraga,  CA  94556
                                               Tel: (925) 631-9100 ext. 224
                                               Fax: (925) 871-4696

                        If to the Purchaser:
                                               Kalmia Investors, LLC
                                               601 Carlson Parkway
                                               Suite 200
                                               Minnetonka, MN  55305
                                               Tel:  952 476 7200
                                               Fax:  952-476-7201

          4.2 Assignment. This Purchase Agreement shall not be assigned by any party hereto without prior written consent of the other parties.

          4.3 Successor and Assignees. This Agreement shall inure to the benefit of and be binding upon each of the parties hereto, their successors and assignees.

          4.4 Entire Agreement. The Purchase Agreement and the Related Agreements constitute the entire agreement by the parties hereto and supersedes any other agreement, whether written or oral, that may have been made or entered into between them relating to the matters contemplated hereby.

          4.5 Amendments and Waivers. This Purchase Agreement may be amended, modified, superseded, or canceled, and any of the terms, representations, warranties or covenants hereof may be waived, only by written instrument executed by both of the parties hereto or, in the case of a waiver, by the party waiving compliance.

          4.6 Captions; Counterparts; Execution. The captions in this Purchase Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Purchase Agreement. This Purchase Agreement may be executed in one or more counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.

          4.7 Governing Law; Limitation of Damages. This Purchase Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to conflicts of laws principles. The Sellers and the Purchaser waive any claim that Delaware or the United States Federal District Court for the District of Delaware is an inconvenient forum, and waive any right to trial by jury. The Sellers and the Purchaser hereby agree that no punitive or consequential damages shall be recoverable against any party in any action or proceeding brought pursuant to this Purchase Agreement or any of the Related Agreements.


          IN WITNESS WHEREOF, The Purchaser and the Sellers have caused this Purchase Agreement to be duly executed as of the date first above written.


                                       MP DEWAAY FUND, LLC

                                       By: /s/  Christine Simpson
                                            ------------------------------------
                                            Name: Christine Simpson
                                            Title:Vice President of the Manager

                                       Number of Units:  70
                                       Purchase Price: $56,175.70


                                       MP FALCON FUND, LLC

                                       By:  /s/  Christine Simpson
                                            ------------------------------------
                                            Name:  Christine Simpson
                                            Title: Vice President of the Manager

                                       Number of Units:  130
                                       Purchase Price: $104,326.30


                                       MP INCOME FUND 16, LLC

                                       By:  /s/  Christine Simpson
                                            ------------------------------------
                                            Name:  Christine Simpson
                                            Title: Vice President of the Manager

                                       Number of Units:  642
                                       Purchase Price: $515,211.42


                                       MP INCOME FUND 18, LLC

                                       By:  /s/  Christine Simpson
                                            ------------------------------------
                                            Name: Christine Simpson
                                            Title:Vice President of the Manager

                                       Number of Units:  112
                                       Purchase Price: $89,881.12


                                       MP VALUE FUND 8, LLC

                                       By:  /s/  Christine Simpson
                                            ------------------------------------
                                            Name: Christine Simpson
                                            Title:Vice President of the Manager

                                       Number of Units:  90
                                       Purchase Price: $72,225.90


                                       MACKENZIE FUND VI

                                       By:  /s/  Christine Simpson
                                            ------------------------------------
                                            Name: Christine Simpson
                                            Title:Vice President of the Manager


                                       Number of Units:  81
                                       Purchase Price: $65,003.31


                                       MACKENZIE PATTERSON SPECIAL FUND 3, LP

                                       By:  /s/ Christine Simpson
                                            ------------------------------------
                                            Name: Christine Simpson
                                            Title:Vice President of the Manager

                                       Number of Units:  126
                                       Purchase Price: $101,116.26


                                       MACKENZIE PATTERSON SPECIAL FUND 4, LLC

                                       By:  /s/  Christine Simpson
                                            ------------------------------------
                                            Name: Christine Simpson
                                            Title:Vice President of the Manager

                                       Number of Units:  1205
                                       Purchase Price: $967,024.55


                                       MACKENZIE PATTERSON SPECIAL FUND 5, LLC

                                       By:  /s/  Christine Simpson
                                            ------------------------------------
                                            Name: Christine Simpson
                                            Title:Vice President of the Manager

                                       Number of Units:  230
                                       Purchase Price: $184,577.30


                                       MACKENZIE PATTERSON SPECIAL FUND 6, LLC

                                       By:  /s/  Christine Simpson
                                            ------------------------------------
                                            Name: Christine Simpson
                                            Title:Vice President of the Manager

                                       Number of Units:  105
                                       Purchase Price: $84,263.55


                                       MORAGA DEWAAY FUND, LLC

                                       By:  /s/  Christine Simpson
                                            ------------------------------------
                                            Name: Christine Simpson
                                            Title:Vice President of the Manager

                                       Number of Units: 250
                                       Purchase Price: $200,627.50


                                       KALMIA INVESTORS, LLC

                                       By:  Smithtown Bay, LLC
                                            Manager

                                       By:  Global Capital Management, Inc.
                                            Manager

                                       By:  /s/  Thomas Siering
                                            -----------------------
                                            Thomas Siering
                                            Vice President

                                                                      Exhibit A



                                                  _______, 2004

Westin Realty Corp.
1111 Westchester Avenue
White Plains, New York
Attn: Board of Directors


Dear Sirs:



                  We are currently the holders of [ ] units of limited partnership interest (the "Units") in Westin Hotels Limited Partnership, a Delaware corporation (the "Partnership"). We have entered in a Purchase Agreement, dated May 25, 2004, with Kalmia Investors, LLC ("Kalmia"), whereby we have agreed to sell, transfer and assign all of our rights and interests in the Units to Kalmia.

                  We hereby irrevocably direct the Partnership and general partner of the Partnership (the "General Partner") to immediately (i) amend the books and records of the Partnership to change our address of record and to recognize Kalmia for the purpose of receiving all future distributions with respect to the Units and all other information from us to Kalmia, 601 Carlson Parkway, Suite 200, Minnetonka, MN 55305, (ii) to forward all distributions and all other information with respect to the Units to be received by us to Kalmia at the address set forth in (i) above, and (iii) to acknowledge the transfer the Units on the records of the Partnership from us to Kalmia and to amend the books and records of the Partnership to reflect such transfer. This letter is not intended to effect any changes in the books and records of the Partnership or further action by the Partnership insofar as such books, records and actions relate to interests that we may have in the Partnership other than the Units. Kalmia is the true and lawful agent, proxy and attorney-in-fact with respect to the Units with full power of substitution.


                                   Sincerely,



                                                     [Name of Seller]




21919.0001 #483498v2

                                                                      Exhibit 3

                                PLEDGE AGREEMENT


          THIS PLEDGE AGREEMENT (this "Agreement") dated May 25, 2004, is entered into by and between MP DeWaay Fund, LLC, MP Falcon Fund, LLC, MP Income Fund 16, LLC, MP Income Fund 18, LLC, MP Value Fund 8, LLC, MacKenzie Fund VI, MacKenzie Patterson Special Fund 3, LP, MacKenzie Patterson Special Fund 4, LLC, MacKenzie Patterson Special Fund 5, LLC, MacKenzie Patterson Special Fund 6, LLC, Moraga DeWaay Fund, LLC, (each a "Pledgor", collectively the "Pledgors") and KALMIA INVESTORS, LLC, a Delaware limited liability company, as pledgee (the "Pledgee").


                          W I T N E S S E T H   T H A T :

          WHEREAS:

          The Pledgors and the Pledgee have entered into a Purchase Agreement dated May 25, 2004 (the "Purchase Agreement"), whereby, inter alia, each Pledgor has transferred to the Pledgee all of such Pledgor's respective rights, title and interest in, and claims to 3,041 Units, in the aggregate, of limited partnership interest of Westin Hotels Limited Partnership (the "Partnership"), all security entitlements thereof, together with all additions thereto, replacements thereof and substitutions therefor, all payments of dividends, cash, instruments, and other property from time to time received, receivable or otherwise distributed after March 31, 2004, in respect of, or in exchange for, or upon the conversion thereof, all rights and privileges of the Pledgors with respect thereto, and all proceeds thereof, whether now existing or hereafter arising, and the proceeds thereof (the "Collateral"). (Collateral not including any proceeds due to the Pledgors from the sale of the Units pursuant to the Purchase Agreement).

          (A) As a condition to the Pledgee's purchase of the Units and payment therefor, the Pledgee requires that each of the Pledgors jointly and severally with each of the other Pledgors executes and delivers to the Pledgee this Agreement and grants the security interests contemplated hereby in order to create in favor of the Pledgee a valid and perfected pledge and security interest, as that term is defined in the Uniform Commercial Code of Delaware (the "Code"), in the Collateral, as security for the payment and performance of all of the obligations of such Pledgor jointly and severally with each of the other Pledgors under or in connection with the Purchase Agreement, including the obligation to cause the general partner of the Partnership to transfer the Units to the name of the Pledgee and registration of the Units in the name of the Pledgee on the books of the Partnership (such obligations of the Pledgors are hereinafter referred to as the "Secured Obligations").

          NOW, THEREFORE, in consideration of the premises, the parties hereby agree as follows:

          1. Grant of Security. As security for the Secured Obligations, each Pledgor individually, as legal and beneficial owners, hereby assigns, pledges, transfers and set over to the Pledgee and its successors and assigns, and hereby grants to the Pledgee a security interest in, all of such Pledgor's right, title and interest in and to the Collateral.

          2. Security for Secured Obligations. This Agreement secures the payment and performance of all of the Secured Obligations of each of the Pledgors jointly and severally with each of the other Pledgors.

          3. Negative Pledge. Each of the Pledgors does hereby warrant and represent that it has not assigned or pledged, and hereby covenants it will not assign or pledge so long as this Assignment shall remain in effect, any of its respective right, title or interest in the whole or any part of the Collateral hereby assigned to anyone other than the Pledgee, and it will take or omit to take any action, the taking or omission of which might result in an alteration or impairment of the rights hereby assigned or any of the rights created in this Agreement; and each of the Pledgors does hereby irrevocably appoint and constitute the Pledgee as such Pledgor's true and lawful attorney-in-fact with full power (in the name of such Pledgor or otherwise) to ask, require, demand, receive, compound and give acquittance for any and all moneys and claims for moneys assigned hereby, to endorse any checks or other instruments or orders in connection therewith, to file any claims or take any action or institute any proceedings which the Pledgee may deem to be necessary or advisable in the premises and to file any and all Code financing statements or renewals thereof in connection with this Agreement without the signature of such Pledgor which the Pledgee may deem to be necessary or advisable in order to perfect or maintain the security interest granted hereby.

          4. Other Financing Statements and Liens. No Pledgor shall, without the prior written consent of the Pledgee, file or suffer to be on file, or authorize or permit to be filed or to be on file, in any jurisdiction, any financing statement, or file or authorize any like instrument, with respect to the Collateral in which the Pledgee is not named as the sole secured party.

          5. Preservation of Rights. The Pledgee shall not be required to take steps necessary to preserve any rights against prior parties to any of the Collateral.

          6. Application of Proceeds. All moneys collected or received from time to time by the Pledgee pursuant to this Agreement shall be dealt with by the Pledgee in its sole discretion.

          7. Remedies. The security constituted by this Agreement shall be enforceable jointly and severally against each Pledgor if a default in the Secured Obligations of any of the Pledgors shall have occurred and be continuing.

          In such case, the Pledgee may exercise, in respect of the Collateral, in addition to other rights and remedies provided for herein or otherwise available to it, all the rights and remedies of a Pledgee on default under the Code (whether or not the Code shall be applied by the court in the jurisdiction in which enforcement of the security interest contained herein is sought) and also may (i) require the Pledgors to, and the Pledgors hereby agree that they will at their own expense and upon request of the Pledgee forthwith, assemble all or any part of the Collateral as directed by the Pledgee and make it available to the Pledgee, at a place to be designated by the Pledgee which is reasonably convenient to the parties, and (ii) without notice, except as specified below, sell the Collateral or any part thereof in one or more parcels at public or private sale, at any of the Pledgee's offices or elsewhere, for cash, and at such price or prices and upon such other terms as the Pledgee may deem commercially reasonable. The Pledgee shall give the Pledgors at least ten days' notice of the time and place of any public sale. The Pledgors agree that ten days' notice of any such sale is commercially reasonable notification. The Pledgee shall not be obligated to make any sale of the Collateral regardless of notice of sale having been given. The Pledgee may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned.

          8. Non-Interference with Remedies; Specific Performance. (a) The Pledgors agree that following the occurrence and during the continuance of a default in the Secured Obligations, it will not at any time, pledge, claim or take the benefit of any appraisal, valuation, stay, extension, moratorium or redemption law now or hereafter in force in order to prevent or delay the enforcement of this Agreement, or the absolute sale of the whole or any part of the Collateral or the possession thereof by any purchaser at any sale hereunder, and the Pledgors waive the benefit of all such laws to the extent they lawfully may do so. The Pledgors agree they will not interfere with any right, power or remedy of the Pledgee provided for in this Agreement now or hereafter existing at law or in equity or by statute or otherwise, or with the exercise or beginning of the exercise by the Pledgee of any one or more of such rights, powers or remedies.

          (b) The Pledgors agree that a breach of any of the agreements or covenants contained in this Agreement will cause irreparable injury to the Pledgee, that the Pledgee has no adequate remedy at law in respect of such breach and, as a consequence, agrees that each and every agreement and covenant of a Pledgor contained in this Agreement shall be specifically enforceable against each Pledgor jointly and severally , and the Pledgors hereby waive and agree not to assert any defenses against an action for specific performance of such agreements or covenant.

          9. Further Assurances. The Pledgors agree that at any time and from time to time, upon the written request of the Pledgee, the Pledgors will promptly and duly execute and deliver any and all such further instruments and documents as the Pledgee may deem desirable in obtaining the full benefits of this Agreement and of the rights and powers herein granted.

          10. Remedies Cumulative and Not Exclusive; No Waiver. Each and every right, power and remedy herein given to the Pledgee shall be cumulative and shall be in addition to every other right, power and remedy of the Pledgee now or hereafter existing at law, in equity or by statute, and each and every right, power and remedy, whether herein given or otherwise existing, may be exercised from time to time, in whole or in part, and as often and in such order as may be deemed expedient by the Pledgee, and the exercise or the beginning of the exercise of any right, power or remedy shall not be construed to be a waiver of the right to exercise at the same time or thereafter any other right, power or remedy. No delay or omission by the Pledgee in the exercise of any right or power or in the pursuance of any remedy accruing upon any breach or default by any person shall impair any such right, power or remedy or be construed to be a waiver of any such right, power or remedy or to be an acquiescence therein; nor shall the acceptance by the Pledgee of any security or of any payment of or on account of any of the amounts due from any person under or in connection with the Purchase Agreement or any document delivered in connection therewith and maturing after any breach or default or of any payment on account of any past breach or default be construed to be a waiver of any right to take advantage of any future breach or default or of any past breach or default not completely cured thereby.

          11. Invalidity. If any provision of this Agreement shall at any time for any reason be declared invalid, void or otherwise inoperative by a court of competent jurisdiction, such declaration or decision shall not affect the validity of any other provision or provisions of this Agreement, or the validity of this Agreement as a whole. In the event that it should transpire that by reason of any law or regulation, or by reason of a ruling of any court, or by any other reason whatsoever, the Agreement herein contained is either wholly or partly defective, the Pledgors hereby undertake to furnish the Pledgee with an alternative Agreement or alternative security and/or to do all such other acts as, in the sole and reasonable opinion of the Pledgee, shall be required in order to ensure and give effect to the full intent of this Agreement.

          12. Continuing Security. It is declared and agreed that the security created by this Agreement in the Collateral of the Pledgors shall be held by the Pledgee as a continuing security for performance of all the Secured Obligations and that the security so created shall not be satisfied by an intermediate satisfaction of any part of the Pledgors' obligations and that the security so created shall be in addition to and shall not in any way be prejudiced or affected by any collateral or other security of the Pledgors now or hereafter held by the Pledgee for all or any part of the moneys hereby secured.

          13. Security Interest Absolute. All rights of the Pledgee and the security interest granted hereunder, and all Secured Obligations, shall be absolute and unconditional, irrespective of:

                (i) any lack of validity or enforceability of the Purchase Agreement, or any other agreement or instrument relating thereto;

               (ii) any change in the time, manner of, or in any other term of, all or any of the obligations of any Pledgor or any other person under or in connection with the Purchase Agreement or any other amendment or waiver of or any consent to any departure from the Purchase Agreement or the terms thereof; or

              (iii) any other circumstances which might otherwise constitute a defense available to, or a discharge of, the Pledgors in respect of the Secured Obligations or this Agreement.

          14. Waiver; Amendment. None of the terms and conditions of this Assignment may be changed, waived, modified or varied in any manner whatsoever unless in writing duly signed by the Pledgee and the Pledgors.

          15. Notices. Notices and other communications hereunder shall be in writing and may be sent by fax as follows:

              If to the Pledgors:

                               MacKenzie Patterson Fuller, Inc
                               Attn: Christine Simpson
                               1640 School Street
                               Moraga,  CA  94556
                               Tel: (925) 631-9100 ext. 224
                               Fax: (925) 871-4696

              If to the Pledgee:

                               Kalmia Investors, LLC
                               601 Carlson Parkway
                               Suite 200
                               Minnetonka, MN  55305
                               Tel.:  952 476 7200
                               Fax: 952 476 7201

or to such other address as a party shall from time to time specify in writing to the other parties. Any notice sent by facsimile shall be confirmed by letter dispatched as soon as practicable thereafter.

Every notice or other communication shall, except so far as otherwise expressly provided by this Assignment, be deemed to have been received (provided that it is received prior to 2 p.m. New York time; otherwise it shall be deemed to have been received on the next following Business Day) in the case of a facsimile on the date of dispatch thereof (provided further that if the date of dispatch is not a Business Day in the locality of the party to whom such notice or demand is sent, it shall be deemed to have been received on the next following Business Day in such locality), and in the case of a letter, at the time of receipt thereof.

          16. Successors and Assigns. Whenever in this Agreement reference is made to any person, such reference shall be deemed to include the successors and assigns of such person.

          17. Waiver of Jury Trial. IT IS MUTUALLY AGREED BY AND BETWEEN THE PARTIES HERETO THAT EACH OF THEM HEREBY WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY EITHER PARTY HERETO AGAINST THE OTHER PARTY HERETO ON ANY MATTER WHATSOEVER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT AND ANY SECURITY DOCUMENT TO WHICH THE PLEDGORS OR THE PLEDGEE MAY BE A PARTY OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

          18. Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT ANY REFERENCE TO CONFLICTS OF LAWS PRINCIPLES OF THAT STATE.

          19. Headings. In this Assignment, Section headings are inserted for convenience of reference only and shall be ignored in the interpretation hereof.

          20. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be deemed to be duplicate originals and which shall constitute one and the same instrument.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the day and year first above written.



                                       MP DEWAAY FUND, LLC

                                       By:  /s/  Christine Simpson
                                            ------------------------------------
                                            Name:  Christime Simpson
                                            Title: Vice President of the Manager


                                       MP FALCON FUND, LLC

                                       By:  /s/  Christine Simpson
                                            ------------------------------------
                                            Name:  Christime Simpson
                                            Title: Vice President of the Manager


                                       MP INCOME FUND 16, LLC

                                       By:  /s/  Christine Simpson
                                            ------------------------------------
                                            Name:  Christime Simpson
                                            Title: Vice President of the Manager


                                       MP INCOME FUND 18, LLC

                                       By:  /s/  Christine Simpson
                                            ------------------------------------
                                            Name:  Christime Simpson
                                            Title: Vice President of the Manager


                                       MP VALUE FUND 8, LLC

                                       By:  /s/Christine Simpson
                                            ------------------------------------
                                            Name:  Christime Simpson
                                            Title: Vice President of the Manager


                                       MACKENZIE FUND VI

                                       By:  /s/Christine Simpson
                                            ------------------------------------
                                            Name:  Christime Simpson
                                            Title: Vice President of the Manager


                                       MACKENZIE PATTERSON SPECIAL FUND 3, LP

                                       By:  /s/  Christine Simpson
                                            ------------------------------------
                                            Name:  Christime Simpson
                                            Title: Vice President of the Manager


                                       MACKENZIE PATTERSON SPECIAL FUND 4, LLC

                                       By:  /s/  Christine Simpson
                                            ------------------------------------
                                            Name:  Christime Simpson
                                            Title: Vice President of the Manager


                                       MACKENZIE PATTERSON SPECIAL FUND 5, LLC

                                       By:  /s/  Christine Simpson
                                            ------------------------------------
                                            Name:  Christime Simpson
                                            Title: Vice President of the Manager


                                       MACKENZIE PATTERSON SPECIAL FUND 6, LLC

                                       By:  /s/  Christine Simpson
                                            ------------------------------------
                                            Name:  Christime Simpson
                                            Title: Vice President of the Manager


                                       MORAGA DEWAAY FUND, LLC

                                       By:  /s/  Christine Simpson
                                            ------------------------------------
                                            Name:  Christime Simpson
                                            Title: Vice President of the Manager


                                       KALMIA INVESTORS, LLC

                                       By:  Smithtown Bay, LLC
                                            Manager

                                       By:  Global Capital Management, Inc.
                                            Manager

                                       By:  /s/  Thomas Siering
                                            ------------------------
                                            Thomas Siering
                                            Vice President
21919.0001 #483563v2

                                                                       Exhibit 4

                               SECURITY AGREEMENT


          THIS SECURITY AGREEMENT (this "Agreement") dated May 25,2004, is entered into by and between MP DeWaay Fund, LLC, MP Falcon Fund, LLC, MP Income Fund 16, LLC, MP Income Fund 18, LLC, MP Value Fund 8, LLC, MacKenzie Fund VI, MacKenzie Patterson Special Fund 3, LP, MacKenzie Patterson Special Fund 4, LLC, MacKenzie Patterson Special Fund 5, LLC, MacKenzie Patterson Special Fund 6, LLC, Moraga DeWaay Fund, LLC, as grantors (each a "Grantor", collectively the "Grantors"), and KALMIA INVESTORS, LLC, a Delaware limited liability company, as secured party (the "Secured Party").


                          W I T N E S S E T H   T H A T :

          WHEREAS:

          The Grantors and the Secured Party have entered into a Purchase Agreement dated May 25 , 2004 (the "Purchase Agreement"), whereby, inter alia, each Grantor has transferred to the Secured Party all of such Grantor's respective rights, title and interest in, and claims to, any profits and losses of Westin Hotels Limited Partnership (the "Partnership"), cash distributions, voting rights and other benefits of any nature whatsoever, distributable or allocable to 3,041 Units, in the aggregate, sold pursuant to the Purchase Agreement under the partnership agreement of the Partnership, and any rights attributable to claims, damages, recoveries, including recoveries from class action lawsuits, and causes of action accruing to the ownership of such Units, and the proceeds thereof (the "Collateral") (Collateral not including any proceeds due to the Grantors from the sale of the Units pursuant to the Purchase Agreement).

          (A) As a condition to the Secured Party's purchase of the Units and payment therefor, the Secured Party requires that each of the Grantors jointly and severally with each of the other Grantors executes and delivers to the Secured Party this Agreement and grants the security interests contemplated hereby in order to create in favor of the Secured Party a valid and perfected security interest, as that term is defined in the Uniform Commercial Code of Delaware (the "Code"), in the Collateral, as security for the payment and performance of all of the individual obligations of such Grantor jointly or severally with each of the other Grantors, under or in connection with the Purchase Agreement, including the obligation to cause the general partner of the Partnership to transfer the Units to the name of the Secured Party and registration of the Units in the name of the Secured Party on the books of the Partnership (such obligations of the Grantors are hereinafter referred to as the "Secured Obligations").

          NOW, THEREFORE, in consideration of the premises, the parties hereby agree as follows:

          1. Grant of Security. As security for the Secured Obligations, each Grantor individually, as legal and beneficial owner, hereby assigns, pledges, transfers and sets over to the Secured Party and its successors and assigns, and hereby grants to the Secured Party a security interest in, all of such Grantor's right, title and interest in and to the Collateral.

          2. Security for Secured Obligations. This Agreement secures the payment and performance of all of the Secured Obligations of each of the Grantors jointly and severally with each of the other Grantors.

          3. Negative Pledge. Each of the Grantors does hereby warrant and represent that it has not assigned or pledged, and hereby covenants that it will not assign or pledge so long as this Assignment shall remain in effect, any of its respective right, title or interest in the whole or any part of the Collateral hereby assigned to anyone other than the Secured Party, and it will take or omit to take any action, the taking or omission of which might result in an alteration or impairment of the rights hereby assigned or any of the rights created in this Agreement; and each of the Grantors does hereby irrevocably appoint and constitute the Secured Party as such Grantor's true and lawful attorney-in-fact with full power (in the name of such Grantor or otherwise) to ask, require, demand, receive, compound and give acquittance for any and all moneys and claims for moneys assigned hereby, to endorse any checks or other instruments or orders in connection therewith, to file any claims or take any action or institute any proceedings which the Secured Party may deem to be necessary or advisable in the premises and to file any and all Uniform Commercial Code (the "Code") financing statements or renewals thereof in connection with this Agreement without the signature of such Grantor which the Secured Party may deem to be necessary or advisable in order to perfect or maintain the security interest granted hereby.

          4. Application of Proceeds. All moneys collected or received from time to time by the Secured Party pursuant to this Agreement shall be dealt with by the Secured Party in its sole discretion.

          5. Remedies. The security constituted by this Agreement shall be enforceable jointly and severally against each of the Grantors if a default in the Secured Obligations of any Grantor shall have occurred and be continuing.

          In such case, the Secured Party may exercise, in respect of the Collateral, in addition to other rights and remedies provided for herein or otherwise available to it, all the rights and remedies of a secured party on default under the Code (whether or not the Code shall be applied by the court in the jurisdiction in which enforcement of the security interest contained herein is sought) and also may (i) require the Grantors to, and the Grantors hereby agree that they will at their own expense and upon request of the Secured Party forthwith, assemble all or any part of the Collateral as directed by the Secured Party and make it available to the Secured Party, at a place to be designated by the Secured Party which is reasonably convenient to the parties, and (ii) without notice, except as specified below, sell the Collateral or any part thereof in one or more parcels at public or private sale, at any of the Secured Party's offices or elsewhere, for cash, and at such price or prices and upon such other terms as the Secured Party may deem commercially reasonable. The Secured Party shall give the Grantors at least ten days' notice of the time and place of any public sale. The Grantors agree that ten days' notice of any such sale is commercially reasonable notification. The Secured Party shall not be obligated to make any sale of the Collateral regardless of notice of sale having been given. The Secured Party may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned.

          6. Non-Interference with Remedies; Specific Performance. (a) The Grantors agree that following the occurrence and during the continuance of a default in the Secured Obligations, none of them will, at any time, pledge, claim or take the benefit of any appraisal, valuation, stay, extension, moratorium or redemption law now or hereafter in force in order to prevent or delay the enforcement of this Agreement, or the absolute sale of the whole or any part of the Collateral or the possession thereof by any purchaser at any sale hereunder, and the Grantors waive the benefit of all such laws to the extent they lawfully may do so. The Grantors agree they will not interfere with any right, power or remedy of the Secured Party provided for in this Agreement now or hereafter existing at law or in equity or by statute or otherwise, or with the exercise or beginning of the exercise by the Secured Party of any one or more of such rights, powers or remedies.

          (b) The Grantors agree that a breach of any of the agreements or covenants contained in this Agreement will cause irreparable injury to the Secured Party, that the Secured Party has no adequate remedy at law in respect of such breach and, as a consequence, agrees that each and every agreement and covenant of a Grantor contained in this Agreement shall be specifically enforceable against each Grantor jointly and severally, and the Grantors hereby waive and agree not to assert any defenses against an action for specific performance of such agreements or covenant.

          7. Further Assurances. The Grantors agree that at any time and from time to time, upon the written request of the Secured Party, the Grantors will promptly and duly execute and deliver any and all such further instruments and documents as the Secured Party may deem desirable in obtaining the full benefits of this Agreement and of the rights and powers herein granted.

          8. Remedies Cumulative and Not Exclusive; No Waiver. Each and every right, power and remedy herein given to the Secured Party shall be cumulative and shall be in addition to every other right, power and remedy of the Secured Party now or hereafter existing at law, in equity or by statute, and each and every right, power and remedy, whether herein given or otherwise existing, may be exercised from time to time, in whole or in part, and as often and in such order as may be deemed expedient by the Secured Party, and the exercise or the beginning of the exercise of any right, power or remedy shall not be construed to be a waiver of the right to exercise at the same time or thereafter any other right, power or remedy. No delay or omission by the Secured Party in the exercise of any right or power or in the pursuance of any remedy accruing upon any breach or default by any person shall impair any such right, power or remedy or be construed to be a waiver of any such right, power or remedy or to be an acquiescence therein; nor shall the acceptance by the Secured Party of any security or of any payment of or on account of any of the amounts due from any person under or in connection with the Purchase Agreement or any document delivered in connection therewith and maturing after any breach or default or of any payment on account of any past breach or default be construed to be a waiver of any right to take advantage of any future breach or default or of any past breach or default not completely cured thereby.

          9. Invalidity. If any provision of this Agreement shall at any time for any reason be declared invalid, void or otherwise inoperative by a court of competent jurisdiction, such declaration or decision shall not affect the validity of any other provision or provisions of this Agreement, or the validity of this Agreement as a whole. In the event that it should transpire that by reason of any law or regulation, or by reason of a ruling of any court, or by any other reason whatsoever, the Agreement herein contained is either wholly or partly defective, the Grantors hereby undertake to furnish the Secured Party with an alternative Agreement or alternative security and/or to do all such other acts as, in the sole and reasonable opinion of the Secured Party, shall be required in order to ensure and give effect to the full intent of this Agreement.

          10. Continuing Security. It is declared and agreed that the security created by this Agreement in the Collateral of the Grantors shall be held by the Secured Party as a continuing security for performance of all the Secured Obligations and that the security so created shall not be satisfied by an intermediate satisfaction of any part of the Grantors' obligations and that the security so created shall be in addition to and shall not in any way be prejudiced or affected by any collateral or other security of the Grantors now or hereafter held by the Secured Party for all or any part of the moneys hereby secured.

          11. Security Interest Absolute. All rights of the Secured Party and the security interest granted hereunder, and all Secured Obligations, shall be absolute and unconditional, irrespective of:

                (i) any lack of validity or enforceability of the Purchase Agreement, or any other agreement or instrument relating thereto;

               (ii) any change in the time, manner of, or in any other term of, all or any of the obligations of any Grantor or any other person under or in connection with the Purchase Agreement or any other amendment or waiver of or any consent to any departure from the Purchase Agreement or the terms thereof; or

              (iii) any other circumstances which might otherwise constitute a defense available to, or a discharge of, the Grantors in respect of the Secured Obligations or this Agreement.

          12. Waiver; Amendment. None of the terms and conditions of this Assignment may be changed, waived, modified or varied in any manner whatsoever unless in writing duly signed by the Secured Party and the Grantors.

          13. Notices. Notices and other communications hereunder shall be in writing and may be sent by fax as follows:


                  If to the Grantors:

                                           MacKenzie Patterson Fuller, Inc
                                           Attn: Christine Simpson
                                           1640 School Street
                                           Moraga,  CA  94556
                                           Tel: (925) 631-9100 ext. 224
                                           Fax: (925) 871-4696

                  If to the Secured Party:

                                           Kalmia Investors,
                                           LLC 601 Carlson
                                           Parkway Suite 200
                                           Minnetonka, MN
                                           55305 Tel; 952 476
                                           7200 Fax:
                                           952-476-7201

or to such other address as a party shall from time to time specify in writing to the other parties. Any notice sent by facsimile shall be confirmed by letter dispatched as soon as practicable thereafter. Every notice or other communication shall, except so far as otherwise expressly provided by this Assignment, be deemed to have been received (provided that it is received prior to 2 p.m. New York time; otherwise it shall be deemed to have been received on the next following Business Day) in the case of a facsimile on the date of dispatch thereof (provided further that if the date of dispatch is not a Business Day in the locality of the party to whom such notice or demand is sent, it shall be deemed to have been received on the next following Business Day in such locality), and in the case of a letter, at the time of receipt thereof.

          14. Successors and Assigns. Whenever in this Agreement reference is made to any person, such reference shall be deemed to include the successors and assigns of such person.

          15. Waiver of Jury Trial. IT IS MUTUALLY AGREED BY AND BETWEEN THE PARTIES HERETO THAT EACH OF THEM HEREBY WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY EITHER PARTY HERETO AGAINST THE OTHER PARTY HERETO ON ANY MATTER WHATSOEVER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT AND ANY SECURITY DOCUMENT TO WHICH THE GRANTORS OR THE SECURED PARTY MAY BE A PARTY OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

          16. Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE DELAWARE WITHOUT ANY REFERENCE TO CONFLICTS OF LAWS PRINCIPLES OF THAT STATE.

          17. Headings. In this Assignment, Section headings are inserted for convenience of reference only and shall be ignored in the interpretation hereof.

          18. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be deemed to be duplicate originals and which shall constitute one and the same instrument.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the day and year first above written.



                                       MP DEWAAY FUND, LLC

                                       By:  /s/  Christine Simpson
                                            ------------------------------------
                                            Name:  Christine Simpson
                                            Title: Vice President of the Manager


                                       MP FALCON FUND, LLC

                                       By:  /s/  Christine Simpson
                                            ------------------------------------
                                            Name:  Christine Simpson
                                            Title: Vice President of the Manager


                                       MP INCOME FUND 16, LLC

                                       By:  /s/  Christine Simpson
                                            ------------------------------------
                                            Name:  Christine Simpson
                                            Title: Vice President of the Manager


                                       MP INCOME FUND 18, LLC

                                       By:  /s/  Christine Simpson
                                            ------------------------------------
                                            Name:  Christine Simpson
                                            Title: Vice President of the Manager


                                       MP VALUE FUND 8, LLC

                                       By:  /s/  Christine Simpson
                                            ------------------------------------
                                            Name:  Christine Simpson
                                            Title: Vice President of the Manager


                                       MACKENZIE FUND VI

                                       By:  /s/  Christine Simpson
                                            ------------------------------------
                                            Name:  Christine Simpson
                                            Title: Vice President of the Manager


                                       MACKENZIE PATTERSON SPECIAL FUND 3, LP

                                       By:  /s/  Christine Simpson
                                            ------------------------------------
                                            Name:  Christine Simpson
                                            Title: Vice President of the Manager


                                       MACKENZIE PATTERSON SPECIAL FUND 4, LLC

                                       By:  /s/  Christine Simpson
                                            ------------------------------------
                                            Name:  Christine Simpson
                                            Title: Vice President of the Manager


                                       MACKENZIE PATTERSON SPECIAL FUND 5, LLC

                                       By:  /s/  Christine Simpson
                                            ------------------------------------
                                            Name:  Christine Simpson
                                            Title: Vice President of the Manager


                                       MACKENZIE PATTERSON SPECIAL FUND 6, LLC
                                       By:  /s/  Christine Simpson
                                            ------------------------------------
                                            Name:  Christine Simpson
                                            Title: Vice President of the Manager


                                       MORAGA DEWAAY FUND, LLC

                                       By:  /s/  Christine Simpson
                                            ------------------------------------
                                            Name:  Christine Simpson
                                            Title: Vice President of the Manager


                                       KALMIA INVESTORS, LLC

                                       By:  Smithtown Bay, LLC
                                            Manager

                                       By:  Global Capital Management, Inc.
                                            Manager

                                       By:  /s/Thomas Siering
                                            --------------------
                                            Thomas Siering
                                            Vice President


21919.0001 #483564v2